UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026 (Report No. 2)

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On March 27, 2026, Silynxcom Ltd. (the “Company”) issued a press release titled “Silynxcom Receives a $1.1 Million Purchase Order for Tactical Systems from a Middle East Military Force,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (“Report on Form 6-K”).

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-285443) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Silynxcom Ltd. titled “Silynxcom Receives a $1.1 Million Purchase Order for Tactical Systems from a Middle East Military Force.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: March 27, 2026	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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